

CURVATURE
SECURITIES
MEMBER FINRA

Exemption Report

January 18 , 2017

RUBIO CPA, PC
900 Circle 75 Parkway
Suite 1100
Atlanta, Georgia 30339

To Whom It May Concern:

Curvature Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under subparagraph (k)(2)(ii) thereof and Footnote 74 under 17 C.F.R. §240. 17a-5 as well as the SEC FAQ, dated July 30, 2013, question and answer 6 (1), on the basis that the Company's business activities during its fiscal year ended December 31, 2016 were limited to effecting riskless principal trades in U.S. Government Securities with its customers, which transactions were settled and cleared on a fully-disclosed basis by the Company's clearing firm, Industrial and Commercial Bank of China Financial Services LLC.

(2) Based on the foregoing exemption, the Company had no obligations under 17C.F.R. §240.15c3-3 throughout the year ended December 31, 2016 without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: William T. Pigott

Name: William T. Pigott

Title: CEO/CCO